Exhibit 99.1

Vision Marine Technologies Reports Third Quarter 2022 Financial Results

Two Consecutive Quarters of Triple Digit Sales Growth

Montreal, Canada, July 21, 2022 – Vision Marine Technologies (NASDAQ: VMAR) (“Vision Marine” or the “Company”), the leader in electric transition of the recreational boating industry, has filed its fiscal 2022 Q3 results. Revenue for the three months ended May 31, 2022, totaled CAD$2.01 million, which represented a year over year increase of 161% over the CAD$0.77 million reported in the like quarter in 2021.

The sharp increase in revenue is largely the result of the inclusion of revenue generated by Vision Marine’s flagship boat rental operation, located in Newport Beach (“EBR”). EBR, acquired in June 2021, contributed CAD $854,620 in gross profits.

Vision Marine reported a sharp narrowing of its operating loss for the quarter, which declined to CAD$1.94 million from the CAD$4.8 million reported one year ago. Cash on hard totaled CAD$7.9 million, which declined in part to non-recurring expenses related to securing the company’s supply chain, notably purchasing batteries in order to be ready for scaled production of its proprietary E-Motion powertrain system, expected to commence by mid-2023. The Company also reported zero long term debt.

“We will continue to expand our rental operations in Newport Beach, with additional boats added in the coming months, as well as the addition of new locations in Florida and other areas currently being negotiated. We expect that these new locations will be highly profitable, and scalable and therefore continue to increase future revenue. On July 18, in a joint press release, we announced our partnership with Groupe Beneteau covering development and sales of our E-Motion™ powertrain, which we anticipate will produce significant revenue by spring of 2023. We continue to move forward with other large OEMS as well,” stated Alexandre Mongeon, co-founder and CEO.

About Vision Marine Technologies, Inc.

Vision Marine Technologies, Inc. (Nasdaq: VMAR), strives to be a guiding force for change and an ongoing driving factor in fighting the problems associated with waterway pollution by disrupting the traditional boating industry with electric power, in turn directly contributing to zero pollution, zero emission and a noiseless environment. Our flagship outboard powertrain (“E-Motion™”) is the first fully electric purpose-built outboard powertrain system that combines an advanced battery pack, inverter, and high efficiency motor with proprietary union assembly between the transmission and the electric motor design utilizing extensive control software. Our E-Motion™ and related technologies used in this powertrain system are uniquely designed to improve the efficiency of the outboard powertrain and, as a result, enhance both range and performance. Vision Marine continues to design, innovate, manufacture, and sell handcrafted, high performance, environmentally friendly, electric recreational power boats to customers. The design and technology applied to our boats results in far greater enhanced performance in general, higher speeds, and longer range. Simply stated, a smoother ride than a traditional internal combustion engine (ICE) motorboat.

Forward-Looking Statements

Certain statements made in this press release are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. For example, when Vision Marine discusses the expectations for the scaled production of its products, the expected additon of new rental locations and the related benefits, and the expected benefits of its partnership with Groupe Beneteau , it is using forward-looking statements. These forward-looking statements reflect the current analysis of existing information and are subject to various risks and uncertainties. As a result, actual results may differ materially from these expectations due to changes in global, regional, or local economic, business, competitive, market, regulatory and other factors, many of which are outside of Vision Marine’s control. Important factors that could cause actual results to differ materially from those in the forward-looking statements are set forth in Vision Marine’s Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission (SEC) for the year ended August 31, 2021, as such factors may be updated from time to time in Vision Marine’s periodic filings with the SEC. Any forward-looking statement in this press release speaks only as of the date of this release. Vision Marine undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws.

https://visionmarinetechnologies.com.

Investor and Company Contact:

Bruce Nurse

Vision Marine Technologies, Inc.

(800) 871-4274

bn@v-mti.com

www.visionmarinetechnologies.com